October 26, 2000 **Via FEDEX**

SECURITIES AND EXCHANGE COMMISSION
Attention: Filing Desk
Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Subject: **Quebecor World Inc. (the ¨Company¨)**
Report on Form 6-K

Ladies and Gentlemen:

We are pleased to enclose herewith for filing one manually signed and seven conformed copies of a Report of Foreign Private Issuer on Form 6-K.

By copy of this letter, the Company will file with The New York Stock Exchange, Inc., one manually executed copy of the enclosed Report on Form 6-K.

Kindly acknowledge receipt of this letter and the enclosed documents by date-stamping the enclosed copy of this letter and returning it to the undersigned.

Very truly yours,

Claudine Tremblay
Assistant Secretary

CT/cp
Encls.

CC: **The New York Stock Exchange, Inc.** **(Encls.)**
John Willett - Arnold & Porter **(Encls.)**

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For **the Third Quarter Financial Results 2000**

QUEBECOR WORLD INC.
(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ___ Form 40-F __X__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No __X__

Press Release
and
Consolidated Financial Statements
of
QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1. Press Release dated October 26, 2000 (#27/00)

2. Supplemental Disclosure for the third quarter ended September 30, 2000

3. Consolidated Financial Statements for the nine months period ended September 30, 2000.

QUEBECOR WORLD INC. ANNOUNCES RECORD RESULTS FOR THIRD QUARTER 2000

***Revenues up 30 % to US$1.6 Billion**
***Cash EPS up 43 % to US$0.70**
***Quebecor World Inc. continues to develop new markets with expansion into Brazil**

Montreal, Canada - Quebecor World is pleased to announce another record quarter and a special anniversary. It was one year ago the Company acquired World Color Press in the U.S., making Quebecor World the global leader in its field. The integration has gone better than we had expected since synergies and cost savings are almost double earlier projections.

For the three months ended September 30, 2000, Quebecor World revenues reached US$1.6 billion, a 30% increase over the same period last year. Operating income totaled US$202 million, a 60% increase from the same quarter in 1999. Net income was US$89 million, or US$0.58 per share, 35% over last year. Cash EPS reached US$0.70 per share in 2000 compared to US$0.49 per share in 1999, a 43% improvement.

“We continue to deliver improved year to year results while at the same time managing the largest merger in the history of the commercial printing industry,” said Charles G. Cavell, President and Chief Executive Officer of Quebecor World. “Earnings targets are meeting and in some cases exceeding our expectations in spite of the unfavorable impact of foreign exchange translation on our European income.”

The Company's revenues for the nine months ended September 30, 2000, reached US$4.8 billion, a 55% increase over the same period last year. Operating income increased 89%, reaching US$508 million for the first three quarters of 2000. Net income improved 54% to US$189 million, or US$1.23 per share, from US$123 million, or US$0.97 per share, last year. Net income on a cash basis reached US$1.56 per share, from US$1.11 per share for the corresponding period of 1999, a 41% increase.

"We have now completed our first full year since the World Color acquisition. We are significantly ahead of schedule with respect to the integration of operations, which is approximately 80% complete. The synergies and cost savings are close to double what we built into our business plan. We have kept every promise we made at the time of merger, and fully expect that we will be able to continue improving results, on all levels," stated Mr. Cavell.

Also during the quarter the Company announced its expansion into Brazil with the signing of a contract with Abril S.A., the country's leading publisher of consumer magazines.

"Our position in Latin America was reinforced by a new 10-year, US$170 million contract, allowing us to build our first printing facility in Recifé, Brazil," said Mr. Cavell. "We strongly believe there are significant growth opportunities in Latin America. During the quarter we added management expertise in the region to be better able to take advantage of opportunities as we move forward."

The results of our European operations improved during the quarter, excluding the unfavorable effect of the Euro devaluation, driven in part by our newly strengthened management team combined with restructuring initiatives during the first half of 2000.

Quebecor World continues to be focused on paying down and refinancing acquisition bank debt. During the quarter the Company refinanced some of its' long term debt to extend maturities. In September, the Company issued Senior Notes of US$121 million, maturing in 2015 and 2020. This follows a placement of US$250 million in July maturing in 2010 and 2012. Total proceeds have been used to repay bank indebtedness incurred as a result of the World Color acquisition. One of the results of these efforts is that Dominion Bond Rating Service removed the negative outlook it had temporarily placed on Quebecor World and confirmed the quality of its ratings.

As of September 30, the Company repurchased for cancellation under its Normal Course Issuer Bid a total of 1,382,608 Subordinate Voting Shares for a total of approximately CDN$46 million. The average cost per share was CDN$33.54. The Company believes that the purchase of Subordinate Voting Shares under the issuer bid represents an attractive investment at current trading prices, and will continue to repurchase shares. The issuer bid is being funded with cash proceeds from the sale of non-core assets as well as those made redundant as a result of restructuring.

The Board of Directors declared a dividend of $0.10 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3125 per share on Series 2 Preferred Shares. The two dividends are payable on December 1st, 2000 to shareholders of record at the close of business on November 16, 2000.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list, technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customers' demand for the Company's products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by the Company's competitors, and general changes in economic conditions. Those and other risks are more fully described in the Company's filings with the Securities and Exchange Commission.

– 30 –

For further information, please contact:

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Corporate Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070

Quebecor World To Webcast Investor Conference Call on October 27, 2000

Quebecor World Inc. (NYSE:TSE:IQW) will hold its quarterly investor conference call to review third quarter and year-to-date financial results Friday, October 27, 2000, at 8:30 a.m. EDT.

The live webcast is accessible via the Quebecor World website at
http://www.quebecorworld.com/htmen/20_0/20_1inv_11-1.htm and
http://www.ir-live.com/e/shows/2000.10.27.que
The call will last approximately one hour.

Prior to the call please make sure you have the appropriate software. The Quebecor World Web address listed above has instructions and a direct link to download the necessary software free of charge.

Anyone unable to attend this conference call may listen to a replay of the tape by phoning (416) 695-5800 or (800) 308-3053 password 576100.
(Available from October 27 to November 10, 2000)

Quebecor World Inc.

Financial Highlights

Periods ended September 30

(In millions of US dollars, except per share data)

	Three months			Nine months		
	2000	1999	Change	**2000**	1999	Change
Consolidated Results						
Revenues	**1,633.8**	1,257.1	30 %	**4,813.3**	3,111.9	55 %
Operating income before amortization	**286.7**	199.4	44 %	**774.3**	458.4	69 %
Operating income	**202.4**	126.8	60 %	**508.3**	269.1	89 %
Net income	**88.7**	54.7	62 %	**189.1**	123.1	54 %
Cash provided from operating activities	**17.5**	202.9	(91) %	**307.0**	436.3	(30) %
Free cash flow from operations*	**0.1**	180.2		**206.0**	343.9	
Operating margin before amortization	**17.5 %**	15.9 %		**16.1 %**	14.7 %	
Operating margin	**12.4 %**	10.1 %		**10.6 %**	8.6 %	
Segmented Information						
Revenues						
United States	**1,148.3**	769.6	49 %	**3,324.9**	1,695.0	96 %
Canada	**252.3**	228.6	10 %	**760.6**	692.7	10 %
Europe	**208.9**	238.0	(12) %	**654.1**	660.3	(1) %
Latin America	**26.7**	21.7	23 %	**78.4**	66.2	18 %
Operating income						
United States	**148.5**	87.3	70 %	**364.3**	150.7	142 %
Canada	**27.4**	23.9	15 %	**76.6**	67.5	13 %
Europe	**13.9**	14.7	(5) %	**42.2**	42.2	- %
Latin America	**0.7**	0.8	- %	**3.6**	5.2	(31) %
Operating margins						
United States	**12.9 %**	11.4 %		**11.0 %**	8.9 %	
Canada	**10.9 %**	10.5 %		**10.1 %**	9.7 %	
Europe	**6.7 %**	6.2 %		**6.5 %**	6.4 %	
Latin America	**2.5 %**	3.4 %		**4.6 %**	7.8 %	
Per Share Data						
Cash earnings**	**$ 0.70**	$ 0.49	43 %	**$ 1.56**	$ 1.11	41 %
Net income	**$ 0.58**	$ 0.43	35 %	**$ 1.23**	$ 0.97	27 %
Dividends	**$ 0.08**	$ 0.07		**$ 0.23**	$ 0.21	
Book value				**$ 14.73**	$ 6.53	
Financial Position						
Working capital				**306.7**	328.3	
Total assets				**6,628.0**	6,603.3	
Long-term debt				**2,670.0**	2,929.2	
Shareholders' equity				**2,370.3**	1,786.6	
Debt-to-equity ratio				**53:47**	62:38	

* Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

** Earnings per share before goodwill amortization.

This page has been intentionally left blank.

Supplemental Disclosure

For the Third Quarter
Ended September 30, 2000
Quebecor World Inc.

For Release on October 26, 2000

www.quebecorworld.com/htmen/20_0/20_1inv_5.htm

Table of Contents

Certain information included in this document is forward-looking and is subject to important risk and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the impact of price and product competition; the impact of technological and market change; the ability of Quebecor World Inc. to integrate the operations of acquired businesses in an effective manner; general industry and market conditions and growth rates, including interest rate and currency exchange fluctuations; and the impact of consolidation in the printing industry.

All dollar amounts in this review of operations are in US dollars unless otherwise stated.

1. Highlights

Revenues for the third quarter ended September 30, 2000 increased 30% to reach $1.6 billion, compared with $1.3 billion for the corresponding period in 1999. Net income amounted to $89 million, compared with $55 million last year, an improvement of 62% over 1999.

EBITA for the third quarter of fiscal 2000 amounted to $287 million, compared with $199 million for the third quarter of fiscal 1999. Operating income increased by 60% to reach $202 million, compared with $127 million for the corresponding period last year. The operating income margin for the quarter improved from 10.1% in 1999 to 12.4% in 2000.

For the three-month period ended September 30, 2000, earnings per share amounted to $0.58, an increase of 35% from $0.43 in 1999. On a cash basis, earnings per share improved 43% to reach $0.70 in 2000, from $0.49 in 1999.

1. Highlights (Cont'd)

For the nine months ended September 30, 2000, revenues amounted to $4.8 billion, a 55% increase over $3.1 billion in 1999. Net income increased 54% to reach $189 million, from $123 million in 1999.

EBITA for the nine month period reached $774 million, a 69% increase over $458 million for 1999. Operating income for the period improved 89% to reach $508 million, compared with $269 million in 1999. The operating income margin year-to-date has increased to 10.6% compared with 8.6% in 1999.

Earnings per share for the first nine months of 2000 were $1.23, a 27% increase over $0.97 for 1999. Cash earnings per share totalled $1.56, compared with $1.11 for the corresponding period of 1999, an improvement of 41%.

2. Recent Developments

Sale of CD-ROM Replication Business

During the third quarter, Quebecor World closed the sale of its North American CD replicating and fufillment facilities in Fife, Washington and Westborough, Massachusetts to Vancouver-based Q-Media for a total consideration of $63 million. The sale is comprised of $42 million received in cash, $5 million of Common shares of Q-Media and $16 million of Preferred shares.

This divestiture completes our program initiated during 1998 to exit non-core operations. The cash component of the sale price will be used for general corporate purposes, including, but not limited to, the purchase of shares under the company's normal course issuer bid announced in April.

2. Recent Development (Cont'd)

Recife, Brazil

Quebecor World announced in September 2000 the signing of a 10-year agreement with Editorial Abril S.A. to print 80 million magazines per year. The total value of the contract over ten years exceeds $170 million, excluding the cost of paper.

To produce this work, Quebecor World Latin America is constructing a new facility in an industrial park near Recife, Brazil's fourth largest city. Approximately 250 people will be employed in a plant of 173,000-sq ft. Digital content will be transmitted via satellite from Sao Paolo to Recife and then output on state of the art computer to plate equipment. Total planned capital spending of approximately $ 16.5 million will include three modern heatset offset presses, four stitchers with selectivity and ink jet personalization, and other finishing and packaging equipment. It is expected that the plant will be operational during the first quarter of 2001.

France Restructuring Plan

During the quarter, the company successfully completed the transfer and reinstallation of presses from its Bondoufle plant, shutdown at the end of the second quarter.

The negotiation and ultimate shutdown of Bondoufle took place at the same time the company successfully negotiated an agreement with employee groups to implement the 35 hours/week in its French plants, reorganizing working schedules with minimal impact on its overall results.

3. Progress Report - Integration of Operations and Capital Spending

As of September 30, Quebecor World has completed restructuring initiatives that are providing annualized cost savings and synergies in excess of $80 million. Further initiatives to be completed in 2000 (such as the integration of certain activities from Dresden to Buffalo) or planned for 2001, are expected to bring total annualized savings to a level consistent with management's earlier projections of $100 millions by 2002.

Key Projects	Status
Corporate services integration	Completed.
Sales' force integration	Completed.
Digital services	Completed.
San Jose	Closed in December 1999 and equipment transfer underway.
Sherwood	Production transferred effective January 31, 2000.
Houston	Closed effective January 31, 2000.
Nashville	Closed effective March 31, 2000.
St-Paul	Closed effective April 10, 2000.
Vermont	Closed effective July 31, 2000.
Dresden	Closure to be completed by December 31, including integration of certain activities from Dresden into Buffalo.
Pawtucket	Integration of three plants underway.

3. Progress Report - Integration of Operations and Capital Spending (Cont'd)

Cash Restructuring Costs

As a result of the restructuring plan adopted in 1999, the Company has incurred to date $54 million of cash restructuring costs and expects to spend $18 million in the fourth quarter of 2000.

Capital Investment

As of September 30, 2000, the Company had invested $160 million in capital spending and is still targeting a total of $250 million for the year 2000. Capital investments related to the restructuring plan are expected to be close to $65 million while expenditures related to maintenance and environmental compliance will amount to approximately $55 million. The balance of the investment plan of approximately $130 million represents growth capital to support customer requirements and to grow the business through incremental manufacturing capacity.

4. Management Appointments

Key management appointments made during the third quarter of 2000 are discussed below.

Quebecor World - Europe

Vincent Bastien, a new addition to the company with extensive experience in general management and senior marketing positions, was appointed to the position of Chief Operating Officer Europe. As an interim step, Mr. Bastien will operate as President and General Manager, France, allowing him to transition into his new role and to improve the company's position in it's largest European market.

John Dickin, currently Managing Director U.K., will oversee the rest of Quebecor World Europe in the newly created position of Executive Vice President for Operations, reponsible for business units in Spain, Norden, the U.K. and Austria, and will continue reporting to John Bertuccini, President, Quebecor World Europe.

Quebecor World - Latin America

Sean Twomey, previously Vice President, Business Development for Quebecor World, was appointed Senior Vice President, Latin America. Sean's appointment, given his significant experience in acquisitions for the past 10 years and management experience prior to that in the directory market segment, reflects the company's focus to further develop its market position in Latin America. He also bring more depth to the management team that recent undertook a greenfield project in Recife, Brazil. Because of the importance of this greenfield plant, this will be his initial priority.

4. Management Appointments (Cont'd)

Quebecor World

Claire Lanctôt, with significant experience in the Mergers and Acquisitions area and as Senior Finance Executive, was appointed to the position of Vice President, Business Development for Quebecor World. Prior to this appointment, Ms. Lanctôt worked with Quebecor World on a number of key projects, including the industry exchange, other industry initiatives and the recent divestiture of the CD-ROM Replication Business.

5. Corporate Finance

Debt to Equity Ratio


65%
55%
45%
35%
62%
Step I
Cash tender offer
(August 20)
Step II
Merger
(October 8)
55%
1999
Year-end
53%
2000
Quarter 2
53%
2000
Quarter 3
54%
2000
Quarter 1
37%
Share Issue
Acquisition Pre-Funding
(June 4)
50%
2000
Year-end Target
Q2'99
Q3'99
Q4'99
Q1'00
Q2'00
Q3'00
Dec'00

Private Placement of Long Term Debt

During the third quarter 2000, Quebecor World raised $371 million through the issuance of Senior Notes in the US debt capital markets. Proceeds from these offerings were applied to the reduction of acquisition bank debt incurred as a result of the Merger with World Color.

The main objectives pursued by these financings were to diversify funding sources and extend debt maturities.

5. Corporate Finance (Cont'd)

Bank Borrowings
World Color Acquisition Facility


1 400
1 200
1 000
800
600
400
200
0
Acquisition Bank Line (M$)
INITIAL LIMIT
WRC Acquisition
US $371 Private Placement of Senior Notes
Jun-99
Sep-99
Dec-99
Mar-00
Jun-00
Sep-00

5. Corporate Finance (Cont'd)

Normal Course Issuer Bid

As of September 30, 2000, Quebecor World had repurchased for cancellation a total of 1,382,608 shares under its Normal Course Issuer Bid, announced April 4, 2000. The total cash cost of approximately $46 million CDN ($32 million US) represents an average cost per share of $33.54 CDN ($22.79 US). The issuer bid is being funded with cash proceeds from the sale of non-core business and other assets made redundant as a result of the restructuring of the manufacturing platform in the US.

	Sources of Funding for Normal Course Issuer Bid (in million of US dollars)
Proceed from sales of non-core business and other assets to date	$ 68 478
Premium on puts sold	1 201
Total funding to date	69 679
Shares repurchased to date	$ 31 512

In addition, the Corporation has committed to purchase for cancellation 775,000 shares at an average price per share of approximately $35.67 CDN for settlement from January to April 2001.

6. Consolidated Results of Operations

Selected Consolidated Financial Information

For the Third Quarters Ended September 30

(in $ millions except margins and per share data)	**2000 Actual**	Change vs. 99	1999 Actual
Revenues	**$ 1 633,8**	+30%	$ 1 257,1
EBITA	**286,7**	+44%	199,4
Operating income	**202,3**	+60%	126,8
Net income - cash basis	**104,4**	+69%	61,9
Net income	**88,7**	+62%	54,7
Earnings per share	**$ 0,58**	+35%	$ 0,43
Earnings per share - cash basis	**0,70**	+43%	0,49
EBITA margin	**17,5%**		15,9%
Operating margin	**12,4%**		10,1%

6. Consolidated Results of Operations (Cont'd)

Selected Consolidated Financial Information

For the Nine Months Ended September 30

(in $ millions except margins and per share data)	**2000 Actual**	Change vs. 99	1999 Actual
Revenues	**$ 4 813,3**	+55%	$ 3 112,0
EBITA	**774,3**	+69%	458,4
Operating income	**508,3**	+89%	269,1
Net income - cash basis	**237,1**	+71%	138,8
Net income	**189,1**	+54%	123,1
Earnings per share	**$ 1,23**	+27%	$ 0,97
Earnings per share - cash basis	**1,56**	+41%	1,11
EBITA margin	**16,1%**		14,7%
Operating margin	**10,6%**		8,6%

7. Segmented Results of Operations

Selected Performance Indicators - United States
For the Third Quarters Ended September 30

(in $ millions except margins)	**2000 Actual**	Change vs. 99	1999 Actual
Revenues	**$ 1 148,2**	+49%	$ 769,6
EBITA	**207,1**	+56%	132,6
Operating income	**148,5**	+70%	87,4
EBITA margin	**18,0%**		17,2%
Operating margin	**12,9%**		11,4%

For the Nine Months Ended September 30

Revenues	**$ 3 324,9**	+96%	$ 1 695,0
EBITA	**551,1**	+111%	261,2
Operating income	**364,4**	+142%	150,7
EBITA margin	**16,6%**		15,4%
Operating margin	**11,0%**		8,9%

7. Segmented Results of Operations (Cont'd)

Selected Performance Indicators - Canada
For the Third Quarters Ended September 30

(in $ millions except margins)	**2000 Actual**	Change vs. 99	1999 Actual
Revenues	**$ 252,3**	+10%	$ 228,6
EBITA	**39,4**	+12%	35,3
Operating income	**27,4**	+14%	23,9
EBITA margin	**15,6%**		15,4%
Operating margin	**10,9%**		10,5%

For the Nine Months Ended September 30

Revenues	**$ 760,6**	+10%	$ 692,7
EBITA	**112,8**	+11%	101,4
Operating income	**76,6**	+13%	67,5
EBITA margin	**14,8%**		14,6%
Operating margin	**10,1%**		9,7%

7. Segmented Results of Operations (Cont'd)

Selected Performance Indicators - Europe (US$)
For the Third Quarters Ended September 30

(in $ millions except margins)	**2000 Actual**	Change vs. 99	1999 Actual
Revenues	**$ 208,9**	-12%	$ 238,0
EBITA	**25,9**	-10%	28,8
Operating income	**13,9**	-5%	14,7
EBITA margin	**12,4%**		12,1%
Operating margin	**6,7%**		6,2%

For the Nine Months Ended September 30

(in $ millions except margins)	**2000 Actual**	Change vs. 99	1999 Actual
Revenues	**$ 654,1**	-1%	$ 660,3
EBITA	**79,4**	-3%	81,8
Operating income	**42,2**	-	42,2
EBITA margin	**12,1%**		12,4%
Operating margin	**6,5%**		6,4%

7. Segmented Results of Operations (Cont'd)

Selected Performance Indicators - Europe (€)
For the Third Quarters Ended September 30

(in millions of EURO (€) except margins)	**2000 Actual**	Change vs. 99	1999 Actual
Revenues	**€ 231,3**	+2%	€ 226,8
EBITA	**28,9**	+5%	27,4
Operating income	**15,5**	+11%	13,9
EBITA margin	**12,5%**		12,1%
Operating margin	**6,7%**		6,1%

For the Nine Months Ended September 30

Revenues	**€ 695,2**	+13%	€ 614,9
EBITA	**85,0**	+11%	76,4
Operating income	**45,2**	+15%	39,5
EBITA margin	**12,2%**		12,4%
Operating margin	**6,5%**		6,4%

7. Segmented Results of Operations (Cont'd)

Selected Performance Indicators - Latin America
For the Third Quarters Ended September 30

(in $ millions except margins)	**2000 Actual**	Change vs. 99	1999 Actual
Revenues	**$ 26,7**	+23%	$ 21,8
EBITA	**2,1**	-8%	2,3
Operating income	**0,7**	-	0,7
EBITA margin	**7,8%**		10,5%
Operating margin	**2,5%**		3,4%

For the Nine Months Ended September 30

(in $ millions except margins)	**2000 Actual**	Change vs. 99	1999 Actual
Revenues	**$ 78,4**	+18%	$ 66,2
EBITA	**8,2**	-13%	9,4
Operating income	**3,6**	-13%	5,2
EBITA margin	**10,5%**		14,3%
Operating margin	**4,6%**		7,8%

8. Breakdown of Revenues

Breakdown of Revenues - Consolidated

For the Third Quarter Ended September 30

(in $ millions)	**2000 Actual**	Change vs. 99	1999 Actual
Magazines	**$ 448,2**	+18%	$ 381,3
Retail inserts	**288,2**	+1%	286,4
Catalogs	**291,1**	+45%	201,4
Specialty printing and direct mail	**220,1**	+118%	100,9
Books	**196,2**	+19%	164,8
Directories	**85,4**	+53%	55,7
Pre-media, logistics and other value added services	**104,6**	+57%	66,6
Total	**$ 1 633,8**	+30%	$ 1 257,1

8. Breakdown of Revenues (Cont'd)

Breakdown of Revenues - Consolidated

For the Nine Months Ended September 30

(in $ millions)	**2000 Actual**	Change vs. 99	1999 Actual
Magazines	**$ 1 351,4**	+43%	$ 947,4
Retail inserts	**829,8**	+24%	667,4
Catalogs	**785,6**	+68%	468,0
Specialty printing and direct mail	**697,9**	+150%	279,1
Books	**596,5**	+41%	422,4
Directories	**260,4**	+77%	147,2
Pre-media, logistics and other value added services	**291,7**	+62%	180,5
Total	**$ 4 813,3**	+55%	$ 3 112,0

9. Earnings Momentum

Discussion of Consensus Earnings: 1998 - 2001

EARNINGS PER SHARE [1]

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Full Year	
	EPS	%	EPS	%	EPS	%	EPS	%	EPS	%
1998	$ 0,16	+7%	$ 0,31	+15%	$ 0,38	+27%	$ 0,44	+10%	$ 1,29	+15%
1999	$ 0,18	+13%	$ 0,36	+16%	$ 0,43	+13%	$ 0,58	+32%	$ 1,55	+20%
2000	$ 0,24	+33%	$ 0,41	+14%	$ 0,58	+35%	$ 0,70 [2]	+21%	$ 1,93 [3]	+25%
2001 [4]	**$ 0,28**	**+17%**	**$ 0,48**	**+17%**	**$ 0,67**	**+16%**	**$ 0,82**	**+17%**	**$ 2,25**	**+17%**

CASH EARNINGS PER SHARE [1]

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Full Year	
	EPS	%	EPS	%	EPS	%	EPS	%	EPS	%
1998	$ 0,19	+12%	$ 0,33	+14%	$ 0,43	+30%	$ 0,49	+14%	$ 1,44	+18%
1999	$ 0,21	+11%	$ 0,41	+24%	$ 0,49	+14%	$ 0,69	+41%	$ 1,80	+25%
2000	$ 0,35	+67%	$ 0,51	+24%	$ 0,70	+43%	$ 0,81 [2]	+17%	$ 2,37 [3]	+32%
2001 [4]	**$ 0,39**	**+11%**	**$ 0,58**	**+14%**	**$ 0,78**	**+11%**	**$ 0,93**	**+15%**	**$ 2,68**	**+13%**

[1] *Prior year results have been restated to reflect changes in accounting policies relating to future income taxes and employee future benefits.*
[2] *Consensus according to First Call, A Thomson Financial Company, as of October 25, 2000.*
[3] *Full Year estimate based on nine months actual and fourth quarter consensus earnings according to First Call, A Thomson Financial Company, as of October 25, 2000.*
[4] *Quarterly interpolation of First Call 2001 Annual Consensus as of October 25, 2000.*

10. EPS Momentum

Earnings per Share


$ 0,92
$ 0,82
$ 0,72
$ 0,62
$ 0,52
$ 0,42
$ 0,32
$ 0,22
$ 0,12
$ 0,02
Quarter 1
Quarter 2
Quarter 3
Quarter 4
0,14
0,16
0,18
0,24
0,27
0,31
0,36
0,41
0,30
0,38
0,43
0,58
0,40
0,44
0,58
0.70
97
98
99
00
97
98
99
00
97
98
99
00
97
98
99
00 *

** Estimate at consensus*

11 Margin Momentum

EBITA MARGINS


20,00%
18,00%
16,00%
14,00%
12,00%
10,00%
Quarter 1
Quarter 2
Quarter 3
Quarter 4
12,0%
11,7%
12,5%
14,2%
14,0%
14,4%
15,4%
16,5%
14,5%
15,4%
15,9%
17,5%
14,3%
15,0%
16,3%
97
98
99
00
97
98
99
00
97
98
99
00
97
98
99
00

11. Margin Momentum (Cont'd)

EBIT MARGINS


16,00%
14,00%
12,00%
10,00%
8,00%
6,00%
4,00%
Quarter 1
Quarter 2
Quarter 3
Quarter 4
5,7%
5,7%
6,2%
8,5%
8,0%
8,3%
9,1%
10,8%
8,7%
9,4%
10,1%
12,4%
9,2%
9,5%
11,0%
97
98
99
00
97
98
99
00
97
98
99
00
97
98
99
00

12. Financial Condition

Consolidated Balance Sheets

(in $ millions except financial ratios)	**September 30, 2000**	December 31, 1999	September 30, 1999
Non-cash working capital	**$ 345,3**	$ 151,8	$ 369,5
Net fixed assets	**2 671,6**	2 895,3	3 080,6
Total assets	**6 628,0**	6 873,1	6 603,3
Shareholders' equity	**2 370,3**	2 318,4	1 786,6
Long-term debt	**2 518,8**	2 660,2	2 724,4
Convertible debentures	**151,2**	179,8	204,7
Debt:Equity	**53:47**	55:45	62:38
EBITA Coverage ratio *	**4,6**	6,2	7,8
EBIT Coverage Ratio *	**3,0**	3,9	4,7

** Trailing 12 months*

12. Financial Condition (Cont'd)

Summary Cash Flows

For the Nine months Ended September 30

(in $ millions)	**2000 Actual**	Change vs. 99	1999 Actual
Net income	**$ 189,1**	+54%	$ 123,1
Items not involving cash	**367,0**	+56%	234,5
Change in non-cash balances related to operations			
Restructuring activities and related items	**(73,9)**		-
Inventories	**(84,2)**		(10,3)
Other	**(91,0)**		89,1
Cash provided by operations	**307,0**		436,4
Additions to fixed assets, net of dispositions	**(149,2)**		(108,8)
Sale of non-core business and other assets			
- CD Replication and Fullfilment activities	**42,9**		-
- Share of MDC Communications Corporation	**12,9**		-
- Banknote business	**-**		23,9
Dividends on preferred shares	**(7,6)**		(7,6)
Free cash flow from operations before investment, business acquisitions and financing activities	**206,0**		343,9

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Consolidated Statements of Income

Periods ended September 30
(In thousands of US dollars, except for earnings per share amounts)
(Unaudited)

	Three months		Nine months	
	2000	1999	**2000**	1999
		(Restated) (Note 1)		(Restated) (Note 1)
Revenues	**$ 1,633,766**	$ 1,257,143	**$ 4,813,258**	$ 3,111,981
Operating expenses:				
Cost of sales	**1,246,014**	967,433	**3,697,088**	2,413,350
Selling, general and administrative	**101,082**	90,298	**341,874**	240,227
Amortization of fixed assets and deferred charges	**84,326**	72,584	**266,014**	189,310
	1,431,422	1,130,315	**4,304,976**	2,842,887
Operating income	**202,344**	126,828	**508,282**	269,094
Financial expenses	**59,507**	27,574	**175,066**	61,247
Income before income taxes	**142,837**	99,254	**333,216**	207,847
Income taxes:				
Current	**19,682**	15,090	**40,605**	33,125
Future	**18,256**	13,098	**53,876**	25,903
	37,938	28,188	**94,481**	59,028
Income before non-controlling interest	**104,899**	71,066	**238,735**	148,819
Non-controlling interest	**501**	9,212	**1,616**	9,973
Net income before goodwill amortization	**104,398**	61,854	**237,119**	138,846
Goodwill amortization	**15,699**	7,195	**48,039**	15,738
Net income	**$ 88,699**	$ 54,659	**$ 189,080**	$ 123,108
Net income available to holders of preferred shares	**2,531**	2,523	**7,646**	7,544
Net income available to holders of equity shares	**$ 86,168**	$ 52,136	**$ 181,434**	$ 115,564
Earnings per share	**$ 0.58**	$ 0.43	**$ 1.23**	$ 0.97
Earnings per share before goodwill amortization	**$ 0.70**	$ 0.48	**$ 1.56**	$ 1.11
Average number of equity shares outstanding (in thousands)	**146,591**	122,596	**147,321**	118,680

Consolidated Statements of Cash Flows

Periods ended September 30
(In thousands of US dollars)
(Unaudited)

	Nine months	
	2000	1999
		(Restated) (Note 1)
Operating activities		
Net income	**$ 189,080**	$ 123,108
Non-cash items in net income:		
Amortization of fixed assets	**249,228**	181,807
Amortization of goodwill and deferred charges	**64,825**	23,242
Amortization of deferred financing costs	**6,267**	734
Future income taxes	**53,876**	25,903
Other	**(7,210)**	2,762
Changes in non-cash balances related to operations:		
Trade receivables	**(9,283)**	158,367
Inventories	**(84,194)**	(10,290)
Trade payables and accrued liabilities	**(152,315)**	(93,131)
Other current assets and liabilities	**839**	28,128
Other non-current assets and liabilities	**(4,111)**	(4,297)
Cash provided from operating activities	**307,002**	436,333
Financing activities		
Net change in bank indebtedness	**(1,616)**	(21,445)
Net proceeds from issuance of capital stock	**1,992**	159,498
Shares repurchased under a Normal Course Issuer Bid	**(33,228)**	–
Net issuance (repayments) of long-term debt	**(141,021)**	302,510
Dividends on equity shares	**(33,881)**	(24,917)
Dividends on preferred shares	**(7,615)**	(7,615)
Dividends to non-controlling interest	**(36)**	(713)
Cash used by financing activities	**(215,405)**	407,318
Investing activities		
Business acquisitions, net of cash and cash equivalents	**(5,344)**	(772,165)
Additions to fixed assets	**(160,985)**	(112,159)
Net proceeds from disposal of non-core assets and other assets	**67,552**	27,298
Investment in an affiliated company	**(16,901)**	–
Cash used by investing activities	**(115,678)**	(857,026)
Effect of exchange rate changes on cash and cash equivalents	**23,700**	16,871
Net increase in cash and cash equivalents	**(381)**	3,496
Cash and cash equivalents, beginning of period	**3,613**	309
Cash and cash equivalents, end of period	**$ 3,232**	$ 3,805

Consolidated Balance Sheets

(In thousands of US dollars)

	September 30 (Unaudited) 2000	December 31 (Audited) 1999 (Restated) (Note 1)	September 30 (Unaudited) 1999 (Restated) (Note 1)
Assets			
Current assets:			
Cash and cash equivalents	**$ 3,232**	$ 3,613	$ 3,805
Trade receivables	**712,282**	743,305	747,126
Inventories	**550,186**	486,228	564,922
Future income taxes	**41,130**	36,385	36,385
Prepaid expenses	**28,580**	27,831	39,882
	1,335,410	1,297,362	1,392,120
Fixed assets, net of accumulated amortization of $1,302,678, $1,180,316 and $1,166,802 respectively	**2,671,640**	2,895,307	3,080,643
Goodwill	**2,464,778**	2,526,707	1,990,509
Other assets	**156,175**	153,752	140,044
	$ 6,628,003	$ 6,873,128	$ 6,603,316
Liabilities and Shareholders' Equity			
Current liabilities:			
Bank indebtedness	**$ 3,723**	$ 5,646	$ 4,397
Trade payables and accrued liabilities	**945,858**	1,103,171	997,367
Income and other taxes	**40,977**	38,751	21,435
Current portion of long-term debt	**38,115**	77,260	40,628
	1,028,673	1,224,828	1,063,827
Long-term debt	**2,480,708**	2,582,911	2,683,814
Other liabilities	**331,033**	290,203	260,938
Future income taxes	**246,160**	255,000	328,375
Convertible debentures	**151,178**	179,752	204,727
Non-controlling interest	**19,915**	22,002	275,048
Shareholders' equity:			
Capital stock	**1,635,727**	1,653,846	1,061,994
Contributed surplus	**88,737**	88,737	88,737
Other paid-in capital	**14,525**	20,831	–
Retained earnings	**783,921**	650,155	714,804
Translation adjustment	**(152,574)**	(95,137)	(78,948)
	2,370,336	2,318,432	1,786,587
	$ 6,628,003	$ 6,873,128	$ 6,603,316

Note to Consolidated Financial Statements

(In thousands of US dollars, except per share data)
(Unaudited)

1. Accounting change:

Effective January 1, 2000, the Canadian Institute of Chartered Accountants ("CICA") changed the accounting standards relating to the acccounting for income taxes and the accounting for employee future benefits, including pension and non-pension postretirement benefits.

a) Income taxes

In December 1997, the Accounting Standards Board issued Section 3465 of the CICA Handbook, "Income Taxes". Under the asset and liability method of Section 3465, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized and if realization is not considered "more likely than not", a valuation allowance is provided.

The Company has adopted in 2000 the new recommendations of the CICA and has applied the provisions of Section 3465 retroactively to January 1989 when the Company was created. The cumulative effect of this change in accounting for income taxes is reported as a restatement to increase the opening balance of retained earnings as of January 1, 2000 by $7,119 (an increase of $8,690 as of January 1, 1999).

Accordingly, the financial statements for the nine months ended September 30, 1999 have been restated to comply with the provisions of Section 3465. In addition to restating the future income tax accounts, an allocation between short- and long-term portions is now presented in the consolidated balance sheets.

b) Employee future benefits

In March 1999, the Accounting Standards Board issued Section 3461 of the CICA Handbook, "Employee future benefits". Under the Section 3461, the Company is required to accrue, during employees' active service period, the estimated cost of pension, retiree benefit payment other than pensions and workers' compensation. The Company previously expensed the cost of postretirement benefits other than pension, which are principally health care, as claims were incurred by the employees and paid by the Company. In addition, the Company will now use the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses). Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued pension benefit obligation and the value of the plan assets. Previously, actuarial gains and losses were amortized on a straight-line basis over the average remaining service life of the employees.

The Company has elected to recognize this change in accounting on the immediate recognition basis retroactively to January 1, 1992. The cumulative effect of this change in accounting for pension and other postretirement benefits is reported as a restatement to decrease of the opening balance of retained earnings as of January 1, 2000 by $10,715 (a decrease of $9,694 as of January 1, 1999).

c) Summary effect

The following summarizes the impact of applying Sections 3465 and 3461 on net income, retained earnings, and earnings per share for the quarter and the nine months ended September 30, 1999. The presentation of fixed assets, goodwill, future income taxes and other liabilities are also affected by these changes.

	Three months		Nine months		
	Net income	**Earnings per share**	**Net income**	**Earnings per share**	**Retained earnings**
As previously reported	$ 55,650	$ 0.44	$ 125,763	$ 1.00	$ 718,463
Effect of Section 3465	(722)	(0.01)	(1,849)	(0.02)	6,841
Effect of Section 3461, net of taxes	(269)	–	(806)	(0.01)	(10,500)
As restated	$ 54,659	$ 0.43	$ 123,108	$ 0.97	$ 714,804

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: ______________________________
Name: **Carl Gauvreau**
Title: Vice President and Corporate Controller

Date: **October 26, 2000**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: (s) CARL GAUVREAU
Name: Carl Gauvreau
Title: Vice President and Corporate Controller

Date: **October 26, 2000**